January 4, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jordan Nimitz

Re:	Edible Garden AG Inc.
Draft Registration Statement on Form S-1
Filed December 14, 2022
File No. 333-268800

Dear Ms. Nimitz:

On behalf of Edible Garden AG Incorporated (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated December 26, 2022, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company is currently filing via the EDGAR system an amendment to the Registration Statement (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Form S-1 filed December 15, 2022

Exhibits

1.	Please revise your fee table to ensure that it reflects the amount of securities you are registering for each class of security.

Response: The Company respectfully acknowledges the Staff’s comment. The Company is relying on Rule 457(o) of the Securities Act of 1933, as amended, and as such is not required to include the amount of securities being registered for each class of security per instruction 2(ii)(c) to the fee table.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

/s/ Alexander R. McClean Alexander R. McClean DIRECT DIAL: 585.231.1248 EMAIL: AMCCLEAN@HSELAW.COM

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